Exhibit 4.61

2014-2016 Comprehensive Service Agreement

between

CHINA UNITED NETWORK

COMMUNICATIONS GROUP

COMPANY LIMITED

and

CHINA UNITED NETWORK

COMMUNICATIONS

CORPORATION LIMITED

October 24, 2013

Table of Contents

1. Basic Principles	4
2. The Components of Integrated Services	5
3. Pricing Principle and Payment	5
4. Validity	6
5. Representations, Warranties and Commitments	6
6. Coming Into Force	8
7. Force Majeure	8
8. Confidentiality	8
9. Non Waiver	8
10. Notice	8
11. Applicable Laws	8
12. Dispute Resolution	8
13. Other	9
Annex I: Lease of Telecommunication Resources	10
Annex II: Premises Leasing	12
Annex III: Telecom Value-added Services	14
Annex IV: Materials Procurement	15
Annex V: Project Design and Construction	17
Annex VI: Auxiliary Telecommunication Services	19
Annex VII: Integrated Services	21
Annex VIII: Shared Services	23

The Comprehensive Service Agreement (hereinafter referred to as “the Agreement”) is signed by the following Parties on October 24, 2013 in Beijing, People’s Republic of China (hereinafter referred to as “China”):

(1) Party A: China United Network Communications Group Company Limited (hereinafter referred to as “the Unicom Group”)

Address: 21 Financial Street, Xicheng District, Beijing

Legal Representative: CHANG Xiaobing

(2) Party B: China United Network Communications Corporation Limited (hereinafter referred to as “CUCL”)

Address: 21 Financial Street, Xicheng District, Beijing

Legal Representative: CHANG Xiaobing

Each of the Parties to the Agreement is individually called “the Party” and collectively “the Parties”.

Whereas:

(1) Duly organized and validly existing under the laws of China, the Unicom Group is an integrated telecom service carrier with limited liability. Duly organized and validly existing under the laws of China, China United Network Communications Limited (hereinafter referred to as “the Unicom A Share Company”) is a company limited by shares and traded on the Shanghai Stock Exchange (hereinafter referred to as “the SHSE”) starting from October 9, 2002. The Unicom Group is the controlling shareholder of the Unicom A Share Company;

(2) The Unicom A Share Company exercises indirect share-holding of China Unicom (Hong Kong) Limited (hereinafter referred to as “the Unicom Red-chip Company”) through China Unicom (BVI) Limited (“the Unicom BVI Company”). Registered in the Hong Kong SAR, China (hereinafter referred to as “Hong Kong”), the Unicom Red-chip Company is a company limited by shares and traded on Hong Kong and the U. S. exchanges;

(3) CUCL is a foreign-invested company duly organized and validly existing under the laws of China, with the Unicom Red-chip Company holding 100% of its stake. CUCL mainly operates mobile telecommunications services nationwide, fixed communications services, data communication services, all kinds of value-added telecom services, domestic and international communications facility services, as well as system integration businesses related to communications and information services, etc.;

(4) On May 24, 2008, Ministry of Industry and Information Technology (MIIT), National Development and Reform Commission (NDRC) and Ministry of Finance jointly issued a <Circular on Deepening the Reform of China’s Telecom System>. Accordingly, the Chinese government moved to deepen the reform of the telecom system by endorsing the formation of three leading market players that feature nationwide network resources, roughly equivalent power and size and the capacity to run fully-integrated services, as well as by encouraging China Telecom to acquire China Unicom’s CDMA facilities and the merger of China Unicom and China Netcom. In response to the call for deepening reform and implementing restructuring in the telecom sector, the Unicom Red-chip Company and China Netcom Group Corporation (Hong Kong) Limited (a company organized as per the laws of Hong Kong and listed on the Hong Kong Stock Exchange and the New York Stock Exchange, hereinafter referred to as “the Netcom Red-chip Company”) intended to merge by scheme of arrangement (“the Merger Transaction”). Following the merger, the Netcom Red-chip Company was delisted from the Hong Kong Stock Exchange and the New York Stock Exchange to become a wholly owned subsidiary of the Unicom Red-chip Company; and

(5) For the purpose of enabling the Unicom Red-chip Company and its subsidiaries to run telecom businesses and in conformity with the relevant provisions of the <Shanghai Stock Exchange Listing Rules> (hereinafter referred to as “< The SHSE Rules>”) applicable from time to time and the <Hong Kong Stock Exchange Listing Rules> (hereinafter referred to as “<THE HKSE Rules>”) applicable from time to time, the Unicom Group and its subsidiaries (excluding the Unicom A Share Company and its subsidiaries) have established a series of arrangements with CUCL for continuing connected transactions (hereinafter referred to as the “Arrangement for Continuing Connected Transactions”). As per <The SHSE Rules> and <The HKSE Rules>, such continuing connected transactions shall be made public by the Unicom A Share Company and the Unicom Red-chip Company in conformity with their respective listing Rules as applicable. The Arrangements for the above continuing connected transactions will be valid for 3 years, starting from 1 January 2014 and ending on December 31, 2016.

As per the specific implementation of the relevant continuing connected transactions, following joint research and discussions as well as based on equality and mutual benefit, the Parties have reached the following agreement:

1. Basic Principles

1.1 The “Integrated Services” under the Agreement refers to certain services and facilities provided from one Party to the other Party or mutually provided between the Parties, with the receiving Party paying the associated costs (hereinafter referred to as “the Service Fee”). Unless otherwise agreed to, the Parties keep the right to allow its controlled subsidiaries (to be determined in light of the <Corporate Accounting Standards> as revised by Ministry of Finance from time to time) to provide or receive as well as charge or pay for services as per the terms and conditions of the Agreement.

1.2 The services and/or facilities from any Party to the other Party as per the Agreement shall be regarded as paid transactions in the business exchanges between companies, where the former Party has the right to charge a reasonable amount of fees for the service and/or facilities it provides pursuant to the fair market principle and the latter Party shall fulfill the corresponding payment obligations.

1.3 The conditions and quality of services and/or facilities provided by either Party to the other Party shall not be any worse than those of the same or similar services and/or facilities it provides to any third party. While exercising rights or fulfilling obligations under the Agreement, the Parties shall observe the principle of fair trade.

1.4 In case that either Party requires the other Party to increase the services and/or facilities provided under the Agreement, the other Party shall make its best efforts to provide the requested services and/or facilities, with conditions of such services and/or facilities no worse than those provided to any third party.

1.5 In case that the services and/or facilities under the Agreement cannot be provided in whole or in part by one Party due to its own reasons, the Party in question shall promptly notify the other Party, and do its best to help the other Party to get the same or similar services and/or facilities from other sources.

1.6 The services and/or facilities provided under the Agreement shall comply with the purpose of usage as agreed upon by the Parties and the standards prescribed by the State.

1.7 For any losses inflicted upon the counterParty as a result of breach of the Agreement by any Party, the inflicting Party shall bear the corresponding liabilities to the other Party for the breach (including but not limited to direct and indirect losses inflicted upon the other Party for breach of the Agreement). However, the inflicting Party shall not be held liable for losses caused by force majeure.

1.8 While either Party is fulfilling its obligations under the Agreement, the other Party shall provide reasonable assistance where necessary.

1.9 Pursuant to the premise of Clause 1.3 of the Agreement and on condition that the charges from one Party do not exceed those from an independent third party, the Party that receives the services and/or facilities (hereinafter referred to as “the receiving Party”) agrees to opt for the counterParty as its preferred service provider.

1.10 If there is an independent third party within the jurisdiction of one Party where the services are provided, and the third party: (i) provides higher quality of services; or (ii) provides the same level of services but charges less; then the receiving Party keeps the right to terminate the services provided by the counterParty within the jurisdiction following a written notice to the counterParty, for which the receiving Party shall bear no liability.

2. The Components of Integrated Services

2.1 The integrated services mutually provided between the Parties under the Agreement and the associated arrangements are set out in the following annexes:

Annex I: Lease of Telecommunication Resources (provided from Party A to Party B);

Annex II: Premises Leasing (mutually provided);

Annex III: Telecom Value-added Services (provided from Party A to Party B);

Annex IV: Materials Procurement (provided from Party A to Party B);

Annex V: Project Design and Construction (provided from Party A to Party B);

Annex VI: Auxiliary Telecommunication Services (provided from Party A to Party B);

Annex VII: Integrated Services (mutually provided);

Annex VIII: Shared Services (mutually provided)

3. Pricing Principle and Payment

3.1 The pricing principles and/or service fee under the Agreement are set out in the Annexes to the Agreement.

3.2 Calculation of the exact amount of service fee under the Agreement is subject to the relevant Chinese accounting standards applicable from time to time.

3.3 In case that the Parties cannot agree upon the amount of service fee under the Agreement, they shall jointly submit the matter to the competent department for the latter to determine the level of fees with reference to the spirit and provisions of the Agreement and in accordance with price-related national policies and regulations. The decision of that department shall be deemed final and binding on the Parties.

3.4 As per the pricing principles and standards contained in the Agreement and the annex herewith, either Party shall pay the other Party in a timely fashion for the corresponding services it receives.

3.5 In case that either Party does not pay the service fee as agreed upon by the Parties in due course, then for each day exceeding the time limit, the defaulting Party shall pay the other Party a late fee of 0.05% of the amount overdue; in case that the time limit is exceeded by 60 days and above, the receiving Party may opt to terminate the corresponding services following a written notice to the defaulting Party. If the defaulting Party still does not pay the service fee 30 days after receipt of the notice, the receiving Party may declare termination of the corresponding services. However, the suspension or termination of such services shall not affect any prior rights or obligations of the Parties that have already occurred or arisen under the Agreement.

3.6 In October each year, the Parties shall carry out a review of the pricing standards and terms and conditions for the next fiscal year in regard to the services and facilities provided as per the Agreement, for which a supplementary agreement is to be signed. If the Parties do not arrive at a consensus prior to the above deadline in regard to the provisions of the supplementary agreement, then the pricing standards and relevant provisions for the current year shall apply in the next fiscal year before the Parties arrive at a consensus or the discrepancies between the Parties are duly addressed pursuant to Clause 3.3 of the Agreement.

4. Validity

4.1 The Agreement is valid for 3 years (“the Effective Period”), with immediate effect the next day following satisfaction of the conditions contained in Clause 6 of the Agreement.

4.2 Unless Party B informs Party A via a written notice at least 60 days in advance, the Agreement shall be automatically renewed for another effective period at the expiry of the Agreement or its extension period as long as the relevant laws, regulations or regulatory rules are applied.

5. Representations, Warranties and Commitments

5.1 The Parties make the following representations, warranties and commitments to each other:

5.1.1 It has full power and authority (including but not limited to the approval, consent or permission from competent government departments) to sign the Agreement and its annexes;

5.1.2 The Agreement and its annexes are valid and binding upon signing and sealing in the manner provided in the Agreement, with compulsory execution permissible as per its terms and conditions;

5.1.3 Any provisions in the Agreement and its annexes are not in violation of the laws and regulations of China.

5.2 As per relevant laws, regulations and Listing Rules, the Unicom Group agrees to continue to support the Unicom Red-chip Company and its subsidiary companies (collectively referred to as “the Relevant Operating Subsidiaries”) in their sustainable development, including:

5.2.1 All the current or future business-related licenses, consents, permissions and approvals (including the Unicom Group’s operating license for engaging in telecom businesses, the same below) and other distributed and/or acquired resources (including but not limited to spectrum, frequency, numbers, trademarks, names and other resources, the same below) from national communications regulators (e.g., MIIT) and other competent departments that are associated with the CUCL’s listed businesses will also apply to the relevant operating subsidiaries. The Unicom Group will continue to hold, retain and update such licenses, consents, permissions, approvals and other resources pursuant to laws for the exclusive benefit of the relevant operating subsidiaries’ engagement in listed businesses, and will not conduct any act or omission that may adversely affect the legality, validity or renewability of such licenses, consents, permissions, approvals and other resources or the ability of the relevant operating subsidiaries to engage in listed businesses pursuant to laws and regulations; and will conduct all acts or omissions for obtaining, maintaining, retaining, updating or extending the legality, validity or renewability of such licenses, consents, permissions, approvals and other resources as well as the ability of the relevant operating subsidiaries to engage in listed businesses pursuant to laws and regulations;

5.2.2 To enable the relevant operating subsidiaries to engage in listed businesses, the Unicom Group will provide assistance to relevant operating subsidiaries to involve them in its existing or future roaming arrangements with third parties on normal commercial terms;

5.2.3 With regard to the equity/shares of the listed group that is/are in the beneficial ownership of the Unicom Group, the Unicom Group will not engage in any acts that may lead to the Unicom Group losing the right of control of the relevant operating subsidiaries. For the avoidance of doubt, the provisions of the <Accounting Standards> as revised by Ministry of Finance from time to time shall prevail in the determination of the above right of control. Subject to relevant laws, regulations and Listing Rules, the Unicom Group will not approve or agree to the occurrence or implementation of the foregoing acts either;

5.2.4 In case that there are any connected transactions between the relevant operating subsidiaries and the Unicom Group, the accountants (or auditors, the same below) appointed by the relevant operating subsidiaries are needed to audit the relevant accounting records of such connected transactions as per the laws or Listing Rules of the jurisdictions where the shares of the listed company are traded. For the purpose of carrying out such audits, the Unicom Group agrees to facilitate the full access by the accountants appointed by the relevant operating subsidiaries to the accounting records (including the accounting records of the Unicom Group and/or its contacts);

5.2.5 Except through the Unicom Red-chip Company, the Unicom Group will not seek overseas listing for itself or its affiliated enterprises in regard to any present or future businesses that are similar to those offered or to be offered by the listed group;

5.2.6 The Unicom Group is committed to the following: as long as the shares of the Unicom A Share Company and the Unicom Red-chip Company are traded on the stock market, and the Unicom Group is considered as the controlling shareholder of the Unicom A Share Company and the Unicom Red-chip Company as well as the contact of the controlling shareholder as per the laws or Listing Rules of the jurisdictions where the shares are traded, then: (1) the Unicom Group will not engage or participate in any competitive businesses in China in any form (including but not limited to sole proprietorship, joint venture or cooperative operation as well as direct or indirect ownership of the stock or other interests of other companies, but excluding those through the relevant operating subsidiaries, the same below), and will prevent and keep any of its affiliated enterprises from doing so; (2) If the Unicom Group and/or any of its affiliated enterprises participates or engages in any businesses or activities that evolves to competitive businesses at any time, in any form or in any place in China, the Unicom Group will promptly terminate and/or enable the termination of the participation, management or operation of such competitive businesses by its respective affiliated enterprises;

5.2.7 If the Unicom Group or any of its affiliate enterprises obtains any government approval, authorization or permission to develop any new telecom technologies, products or services, or wishes to develop any new telecom technologies, products or services, or is allowed to engage in any other business opportunities, the Unicom Group shall directly notify and/or urge its respective affiliated enterprise to notify the situation to the relevant operating subsidiary in a timely fashion, and above all provide such government approvals, authorizations or permissions as well as such rights to develop new telecom technologies, products and services or to exploit business opportunities to CUCL or its subsidiaries in view of the needs of the relevant operating subsidiaries after going through necessary formalities;

5.2.8 The Parties agree that the above representations, warranties and commitments of the Unicom Group will replace the relevant representations, warranties and commitments contained in subsections (13), (14), (16), (17) and (18) of Clause 3.2 as well as Clause 5.1 and 5.2 of the <Restructuring Agreement> signed between the Unicom Group and CUCL on April 21, 2000, while the rest of the provisions in the <Restructuring Agreement> remain unchanged.

6. Coming Into Force

The agreement shall come into force from the date appearing atop the main text of the Agreement subject to the review and approval by the General Meeting of Shareholders of the Unicom A Share Company and the Board of Directors of the Unicom Red-chip Company as well as signatures and seals by the Parties.

7. Force Majeure

In the event that one Party cannot fulfill its obligations as per the agreed conditions contained in the Agreement and its Annexes due to unforeseen force majeure of which the occurrences and consequences are unavoidable and insuperable, the Party shall promptly inform the situation to the other Party, and present to the other Party within 15 days the details and valid documents supporting its inability to fulfill in whole or in part its obligations under the Agreement and its annexes or listing the reasons for its delayed execution of such obligations. As per the magnitude of influence of force majeure on the execution of such obligations, the Parties shall decide whether to suspend, partially exempt or delay the execution of such obligations.

8. Confidentiality

Unless otherwise provided for by laws or regulatory authorities or for the purpose of information disclosure by Party B to regulatory authorities, without written permission from the counterParty, neither Party shall provide or disclose any material or information relating to the businesses of the other Party to any company, enterprise, organization or individual.

9. Non Waiver

Unless otherwise provided for by laws, failure by either Party to exercise or delay the exercise of its rights, power or privilege under the Agreement shall not be deemed waiver of such rights, power or privilege, and the exercise of such rights, power or privilege in part shall not hinder future exercise of such rights, power or privilege.

10. Notice

Any notice in relation to the Agreement shall be made in writing and delivered by hand, fax or post from one Party to the other Party. Notices shall be regarded as delivered when signed by the recipient (hand delivery), when the sender’s fax machine displays “sent” (facsimile) or on the third working day in the wake of mailing (postal delivery, in which case the date shall be automatically extended when coinciding with legal holidays). Notices shall take immediate effect upon delivery.

11. Applicable Laws

Governed by the laws of China, interpretation and implementation of the Agreement is also subject to the laws of China.

12. Dispute Resolution

Except for the situation provided for in Clause 3.3 of the Agreement, all disputes arising out of implementation of the Agreement or relating to the Agreement shall be resolved through friendly consultations between the Parties. In case that no consensus is reached within thirty (30) days after one Party makes the request to resolve the dispute through consultations, either Party may submit the dispute to China International Economic and Trade Arbitration Commission (CIETAC), in which case three (3) arbitrators are required to resolve the dispute in Beijing by arbitration as per the then effective arbitration rules. With Chinese as the arbitration language, the arbitration award shall be final and binding on the Parties. Unless otherwise provided by the arbitral tribunal, the arbitration costs shall be borne by the losing Party.

13. Other

13.1 Once the Agreement enters into force, the original arrangement of continuing connected transactions shall be terminated.

13.2 Annex I to Annex VIII of the Agreement forms an integral part of the Agreement and bears the same effect as the main text of the Agreement. In case that the text of the annexes is inconsistent with that of the Agreement, the text of the annexes shall prevail.

13.3 As agreed by the Parties, the Parties may opt to amend or supplement the Agreement and its annexes. All amendments or supplements shall enter into force following signatures and seals in writing by legal representatives or authorized representatives of the Parties.

13.4 The Agreement is severable, i.e., if any provision of the Agreement or its annexes is determined as illegal or unenforceable, the effectiveness and implementation of other provisions of the Agreement and its annexes shall not be affected accordingly.

13.5 The Agreement is made in four original copies, with each Party holding two copies and all the four copies bearing the same legal effect.

Annex I: Lease of Telecommunication Resources

1. Lease of Telecommunication Resources

The two Parties agree that Party B lease Party A’s international telecommunications channel gateways (including international submarine cable landing stations, international land cable entry points, landing stations or entry extension terminal stations, as well as international satellite earth stations), international telecommunications service gateways (including international voice exchanges, the STPs, international ATM/FR nodes, international transmission/DDN, international nodes for IP networks and international internet gateways (IIGs)), the international submarine cable capacity, international land cables and other international telecommunications resources (in short the “International Telecommunications Resources”), as well as other telecommunications facilities owned by Party A but needed by Party B in its service operations (“Telecommunications Resources and Facilities”).

2. Contents of the Lease of Telecommunications Resources and Facilities

2.1 Party B leases international telecommunications resources owned by Party A.

2.2 Party B leases other telecommunications resources and facilities owned by Party A.

2.3 The two Parties shall make adjustments where necessary to the scope, type and quantity of telecommunications resources and facilities at any time. Such adjustments shall be confirmed once a year.

3. Obligations

3.1 Party B shall be responsible for maintaining the leased international telecommunications resources at its own expense in accordance with relevant regulations and specifications.

3.2 The two Parties shall determine through consultation which Party is to undertake the maintenance task in part or in full for the telecommunications facilities, in which case the relevant costs shall be borne by Party B (unless otherwise agreed by the two Parties); if Party A undertakes the maintenance task in part or in full for the telecommunications facilities, Party B shall make compensations to Party A for the costs arising therefrom.

3.3 Party B shall make proper use of the leased telecommunications resources and facilities. In the validity of this Annex and to the extent permitted by the laws where applicable, Party B shall be entitled to lease the telecommunications resources and facilities to any of the third parties as part of its normal Network Elements (NE) lease services, for which the rates shall be based on relevant state regulations and the principles of equality and fairness.

3.4 If Party B deems it necessary to suspend the telecommunications resources and facilities for the sake of maintenance and other reasons, a prior notice shall be issued to Party A within a reasonable period of time.

4. Quality Assurance

4.1 Party A shall ensure that the quality of its telecommunications resources and facilities to be leased are in line with national standards and regulations.

4.2 Party B shall ensure that its telecommunications equipment connected to the telecommunications resources and facilities is in line with the quality standards and technical requirements provided by the competent national authorities.

5. Fees and Payment

5.1 The rental fee to be paid by Party B for the telecommunications resources and facilities shall be equal to the annual depreciation of such resources and facilities and no higher than the market price.

5.2 Within three months after the end of each calendar year, the two Parties shall carry out a review of the rental fee of the telecommunications resources and facilities (if necessary) provided pursuant to this Annex. Adjustments shall be made in the next year with regard to the rental fee errors (if any) identified in the review process.

5.3 The expenses to be paid under Clause 3.2 of this Annex shall be determined with reference to the market price. In case that no market price is available, the price shall be worked out by the two Parties through negotiation. However, the price shall be negotiated on a “cost plus” basis, and the “cost acceptable” means the cost to be determined by the two Parties through negotiation.

5.4 Within ten working days following the end of each quarter, Party B shall provide to Party A a list of rental charges of the previous quarter, as well as a list of the charges and fees provided pursuant to aforementioned Clause 5.3 of this Annex. Meanwhile, Party B shall pay Party A the balance of rental charges after deduction of the relevant charges provided pursuant to Clause 5.3 hereinbefore. After the receipt of the payment, Party A shall issue a statement of payment to Party B. Where dispute arises, adjustments shall be made in the next quarter upon confirmation by the two Parties.

5.5 The two Parties shall pay rental charges and fees in light of the articles heretofore. In the event of overdue payment, a penalty charge of 0.05% of the amount due will be imposed on the Party owing the payment for each day (1 day) of outstanding payment.

6. Transaction Caps

In 2014, 2015 and 2016, the transaction caps for the communications resources and facilities leased by Party A to Party B shall be RMB 600 million yuan.

Annex II: Premises Leasing

1. Scope and Purposes of Leasing

1.1 Party A and Party B agree to lease premises and related attached equipment owned respectively by their branches, subsidiaries, affiliated companies or holding enterprises or units (“subsidiary companies”) to each other for the purpose of production and operation. Both Parties confirm that subsidiary companies hereinbefore have agreed to entrust Party A and Party B with the rights to lease the premises under this Annex.

Party A agrees to lease its own premises and related attached equipment under this Annex (“Party A’s Premises) to Party B; Party B agrees to rent Party A’s Premises and pay the consideration accordingly. Meanwhile, Party B agrees to lease its own premises and related attached equipment under this Annex (“Party B’s Premises) to Party A; Party A agrees to rent Party B’s Premises and pay the consideration accordingly.

1.2 Party A and Party B agree that the premises leased from each other are to be used for business operation in accordance with the law within the scope permitted. One Party may re-lease the other Party’s premises to the third parties upon the written permission of the other Party herein. However, the sub-lessee shall still bear the responsibilities and obligations hereunder for the leased premises.

2. Lease Term

2.1 The lease term of the premises under the Annex shall be determined by the two Parties in accordance with the specific leasing circumstances of each leased premise, but shall be subject to the provisions of Clause 2.2 of this Annex.

2.2 If the Lessee commits one of the acts described hereinafter, the Lessor is entitled to terminate the lease of the premises under this Annex:

(1) The Lessee subleases or lends the Lessor’s premises to other Parties without the Lessor’s consent (excluding subleasing or lending to the affiliated companies or associated companies of the Lessee);

(2) The Lessee breaches the agreed articles of lease purposes, or uses the Lessor’s premises to carry out unlawful or illegal activities and infringes upon the interests of the public.

2.3 On the expiry of this Annex, if the Lessee waives the right to renew the lease according to this Annex, but is unable to actually return the rental premises to the Lessor due to business operation, the Lessor shall extend, as appropriate, the lease term, and shall be entitled to charge the Lessee for the extended rent. The specific amount shall be determined by the Lessee and the Lessor through consultation.

3. Rents and Payment

3.1 Party A and Party B agree that the specific rent of the premises and attached equipment leased to each other shall be determined by both Parties based on the market price or the depreciation as well as the tax with reference to the rent standard provided by local pricing authorities and taking into consideration of the specific needs of the two Parties. The rents shall be no higher than the market price.

3.2 Party A and Party B agree that the leasing of each Party’s specific premises may be stipulated in separate execution documents otherwise signed in order to provide the applicable terms and conditions. However, the execution documents shall be in line with the principles, guidelines, terms and conditions provided by this Annex.

3.3 A review of the rent provided in this Article hereto shall be carried out once a year, and whether adjustments are needed as well as the specific rental prices after adjustments shall be determined by both Parties through consultations. Only the adjusted rent shall be no higher than the market price.

3.4 The rent shall be settled once every quarter, and the settlement date shall be the last day of each quarter. Should the last day be Saturday, Sunday or public holiday, the settlement date shall be postponed to the first working day after the end of holidays.

3.5 All administrative fees and other fees arising from the lease of Party A and Party B’s premises charged by the state and local government shall be borne by the Lessor, unless otherwise expressly stipulated in this Annex.

3.6 The Lessee shall pay the rent to the Lessor in light of the Article hereof. In the event of overdue payment, a penalty charge of 0.05% of the amount due will be charged by the Lessor for each day (1 calendar day, similarly hereinafter) of outstanding payment.

4. Repairing and Refurbishment during Lease Term

The Lessor shall undertake the obligations of repairing and refurbishing the premises during the lease term and bear the costs arising therefrom. Unless otherwise provided by this Annex, the Lessee shall consult the Lessor and both Parties shall reach written agreements before carrying out any necessary decoration construction in the leased premises, such as transformation of the main structure of the premise. However, the Lessor shall not reject or delay the Lessee’s request for the transformation of the main structure of the premise without reasonable grounds. With the main structure of the premises remaining untouched, the Lessee can make alteration and addition at its own expenses without informing the Lessor or obtaining its consent. The additions or values arising from the decoration, alteration or addition made by the Lessee or the Lessor during the lease term shall belong to the Lessor.

5. Change of Lessor

5.1 In the event that the Lessor transfers the ownership of its rental premises to the third parties, this Annex shall remain valid for the new owner of the premises.

5.2 The Lessor shall inform the Lessee three months prior to the sale of the ownership of the leased premises. Under the same terms the Lessee has the right of preemption to the Premises.

6. Transaction Caps

In 2014, 2015 and 2016, the transaction caps for the premises leased by Party A to Party B shall be RMB 1.5 billion yuan, and those for the premises leased by Party B to Party A shall be RMB 100 million yuan.

Annex III: Telecom Value-added Services

1. General Description of Service Contents

Party A (or its holding subsidiaries) as a Provider offers various value-added services to Party B’s subscribers through all kinds of telecommunications networks and data platforms.

2. Settlement

2.1 With regard to the actual cash revenue generated from the value-added services described in this Annex offered by the Provider to Party B, the settlement shall be made between the respective branches of Party B and the Provider in line with the average proportion of revenue sharing between Party B and the CPs/SPs of the same kind who are independent from the Provider in the same market area.

2.2 Settlement shall be based on Party B’s billing information.

2.3 Both Parties agree that the settlement should be made once a month directly by each Party’s relevant subordinated bodies in light of the settlement principles provided by this Annex.

3. Obligations

3.1 Where the services under this Annex may be affected due to one Party’s network construction (including but not limited to capacity expansion or renovation), the Party carrying out the construction work shall inform the other Party six months in advance.

3.2 Both Parties shall conduct network maintenance in line with related regulations provided by competent national telecommunications authorities at any time so as to guarantee the normal operation of the whole network.

3.3 Without the consent of the other Party, neither Party shall suspend the telecommunications generated from services under this Annex. Where telecommunications were suspended or severely impeded, both Parties shall take effective measures immediately to recover the telecommunications service.

4. Transaction Caps

In 2014, 2015 and 2016, the transaction caps for various value-added services provided by Party A to Party B shall be RMB 500 million yuan.

Annex IV: Materials Procurement

1. Scope of Materials Procurement Services

1.1 Materials procurement service items provided by Party A to Party B under this Annex include but not limited to:

(1)	Procurement of imported telecom materials;

(2)	Procurement of domestic telecom materials;

(3)	Procurement of domestic non-telecom materials.

Abovementioned procurement services also include management of bidding and tendering, review of technical specifications, installation, inquiry, and agent services.

1.2 The proprietary materials sold by Party A directly to Party B mainly include cables, modems and so on.

1.3 Party A also provides Party B with storage, transportation and other services related to material procurement services and direct materials procurement.

2. Service Fees and Payment

2.1 Party B shall pay service fees to Party A for purchasing equipment:

(1) The pricing and/or charging standard of the commission on the domestic material procurement services under this Annex shall not exceed 3% of the material procurement contract amount.

(2) The pricing and/or charging standard of the commission on the imported material procurement services under this Annex shall not exceed 1% of the material procurement contract amount.

(3) The pricing standard of part of Party A’s proprietary materials sold to Party B under this Annex shall be determined pursuant to principles and order provided hereinafter: the government price shall be adopted where it is available; the government-guided price shall be adopted where it is available; in case that neither government price nor government-guided price is available yet market price is available, the standard shall be worked out with reference to the market price; in the event that no government price, government-guided price or market price is available, the standard shall be worked out by the two Parties through negotiation. However, the price shall be negotiated on a cost-plus basis, and the “cost acceptable” to the two Parties shall also be determined through negotiation.

(4) The pricing and/or charging standard of the commission on storage, transportation and other services related to material procurement services and direct materials procurement under this Annex shall be determined with reference to the market price. The “market price” herein means price that is set by the proprietor independently and formed through market competition. The market price shall be determined pursuant to the following order: (1) the price charged by the independent third parties offering such services under normal trading in the area where the service is provided or in the vicinity; or (2) the price charged by the independent third parties offering such services under normal trading within China’s territory.

2.2 Party B agrees to pay service fees to Party A each month.

In the event of overdue payment, Party B shall pay Party A a penalty at the rate of 0.05% of the amount overdue for each day (1 day).

3. Transaction Caps

In 2014, 2015 and 2016, the transaction caps for the materials procurement services provided by Party A to Party B shall be RMB 1 billion yuan.

Annex V: Project Design and Construction

1. Main contents

Under this annex, Party A shall provide the following services for Party B in terms of project design and construction:

(1) Project design, including:

Planning and design, project investigation and survey, communication circuit engineering (including pipeline projects, fiber and cable projects, and overhead pole line projects), communication equipment projects (including phone switching project, transmission projects, data and multimedia projects, communication power and air-conditioning projects, microwave communication projects and technical support system projects) and corporate communication projects;

(2) Project construction, including:

Communication equipment, communication lines, communication power (including air conditioners for communication), communication pipelines and technical business support system;

(3) Project supervision

(4) IT services, including:

Office automation, software testing, network upgrading, R&D of new services and support systems.

2. Pricing principles

Except the situation described in the Clause 2 (2), the service pricing and/or charging standards for project design and construction under this annex, shall be set in accordance with the market price. The “market price” under this Article, refers to the price offered by the operators in the market and formed through market competition. The market price will be determined in the following order: (1) the price offered by the independent third party for the service under the normal transaction around the places or areas where the service is provided; or (2) the price offered by the independent third party of service provider under the normal transaction within the Chinese territory.

Agreed by the two Parties, the receiving Party shall decide the specific provider for project design service and technical service by means of bidding. The qualifications and conditions of the provider shall be no lower than an independent party, and is in the equal position with the independent third party to engage in the bidding.

3.	Service payments

3.1 Party B shall pay Party A or Party A’s fiduciaries for service fees in a timely manner in accordance with the pricing and charging standards defined in this annex, the supplementary agreements of this annex (if any) and the execution documents.

3.2 If Party B fails to pay the relevant service fees as scheduled according to the provisions in this annex, the supplementary agreements of this annex (if any) and the execution documents, Party B shall pay Party A 0.05% of the overdue amount as fine for delaying payment every one (1) day (calendar day, hereinafter inclusive); if the payment is deferred for sixty (60) days, Party A may inform Party B in written form of the suspension of the service; if Party B fails to pay the relevant service fees within thirty (30) days upon the receipt of the written notification, Party A may declare the termination of the relevant services. However, the suspension or termination of the services will not affect the rights and obligations underway between the two Parties under this annex.

4. Priority

4.1 Unless otherwise provided, for the same service, if the clauses and conditions provided by independent third party for Party B are not superior to those provided by Party A, Party B shall give priority to Party A.

4.2 Party A shall make commitment to Party B that the conditions that Party A provide for the third party will not be superior to Party B concerning the same or similar services under this annex.

4.3 Party A has rights to provide services for the third party under the circumstances that services provided by Party A for Party B under this annex will not be affected.

5. Transaction Caps

In 2014, 2015 and 2016, the transaction caps for the project design and construction services provided by Party A to Party B shall be RMB 5.5 billion yuan.

Annex VI: Auxiliary Telecommunication Services

1. Main contents

The auxiliary telecom services provided by Party A for Party B under this annex include: the provision of the auxiliary telecom services including pre-sale, sale and after-sale of various communication services, such as installation, disassembly, transfer and repair of customers’ communication equipment, agential sales of certain communication products, bills printing and mailing, collecting telephone charges, making telephone cards and developing new customers; market and customers information collection and feedback; maintenance of auxiliary equipment of communication bureaus or rooms (such as air conditioners and firefighting equipment) and telephone booths.

2. Pricing principles

2.1 The pricing and/or charging standards for auxiliary telecom services under this annex shall be set based on the principles and order defined in this article: the services with prices set by the government shall follow the governmental prices; the services with prices guided by the government shall refer to the guidance price offered by the government; those services without government’s price or guidance price but with the market price will follow the market price; the services without a government’s price, a guide price or a market price, the two Parties will decide the price through consultation, which shall be based on the reasonable costs and profits, among which the reasonable costs refer to the costs consulted and decided by both Party A and Party B.

The government’s price under this article refers to the price set by the competent price agency or other competent agencies of the government based on the extent of pricing power and scope in accordance with the Price Law of P.R.C.

The government’s guidance price under this article refers to the benchmark price and floating range set by the competent price agency or other competent agencies of the government as a guide for the market operators based on the extent of pricing power and scope in accordance with the Price Law of P.R.C.

The market price under this article refers to the price set by the operators in the market via the market competition. The market price will be set in the following order: (1) the price offered by the independent third party for the service under the normal transaction around the place or areas where the service is provided; or (2) the price offered by the independent third party of service provider under the normal transaction within the Chinese territory.

2.2 The specific amount of service fees under this annex shall be calculated pursuant to the relevant accounting principles in China (if applicable).

2.3 Party A and Party B shall examine and verify (if necessary) every service and facility provided under this annex and the pricing standards set for the next accounting year before December 31 of every year.

2.4 Party A and Party B are expected to sign specific execution documents as needed concerning the services provided. The execution documents shall specify the services required by Party B and the binding principles, criteria and clauses and conditions under this annex.

3. Service payments

3.1 Party B shall pay Party A or Party A’s fiduciaries for service fees in a timely manner in accordance with the pricing and charging standards defined in this annex, the supplementary agreements of this annex (if any) and the execution documents.

3.2 If Party B fails to pay the relevant service fees as scheduled according to the provisions in this annex, the supplementary agreements of this annex (if any) and the execution documents, Party B shall pay Party A 0.05% of the overdue amount as fine for delaying payment every one (1) day (calendar day, hereinafter inclusive); if the payment is deferred for sixty (60) days, Party A may inform Party B in written form of the suspension of the service; if Party B fails to pay the relevant service fees within thirty (30) days upon the receipt of the written notification, Party A may declare the termination of the relevant services. However, the suspension or termination of the services will not affect the rights and obligations underway between the two Parties under this annex.

4. Priority

4.1 For the same service, if the clauses and conditions provided by independent third party for Party B are not superior to those provided by Party A, Party B shall give priority to Party A.

4.2 Party A shall make commitment to Party B that the conditions that Party A provide for the third party will not be superior to Party B concerning the same or similar services under this annex.

4.3 Party A has rights to provide services for the third party under the circumstances that services provided by Party A for Party B under this annex will not be affected.

5. Transaction Caps

In 2014, 2015 and 2016, the transaction caps for the auxiliary telecommunication services provided by Party A to Party B shall be RMB 3 billion yuan.

Annex VII: Integrated Services

1. Main contents

Party A and Party B agree to provide or receive the services from each other in accordance with the clauses and conditions under this annex, including catering service, equipment leasing (except the facilities/equipment covered by the Framework Agreement on Leasing of Communication Resources), vehicle service, medical care, labor service, security, hotel service, meeting service, gardening (afforestation), decoration, products sale, infrastructure agents, equipment maintenance, market development, technical support, R&D, cleaning service, parking service, employment training, warehousing (such as storage of telecom equipment, including parts and circuits), advertisements (such as those made by Party B and published on the media of Party A) and publication/printing, property management and ICT services (including support services such as construction and installation, system integration service, software development, products sales and agency service, operation and maintenance service and consultancy service).

2. Pricing principles

2.1 The pricing and/or charging standards for auxiliary telecom services under this annex shall be set based on the principles and order defined in this article: the services with prices set by the government shall follow the governmental prices; the services with prices guided by the government shall refer to the guidance price offered by the government; those services without government’s price or guidance price but with the market price will follow the market price; the services without a government’s price, a guide price or a market price, the two Parties will decide the price through consultation, which shall be based on the reasonable costs and profits, among which the reasonable costs refer to the costs consulted and decided by both Party A and Party B.

2.2 The specific amount of service fees under this annex shall be calculated pursuant to the relevant accounting principles in China (if applicable).

2.3 Party A and Party B shall examine and verify (if necessary) every service and facility provided under this annex and the pricing standards set for the next accounting year before December 31 of every year.

2.4 Party A and Party B are expected to sign specific execution documents as needed concerning the services provided. The execution documents shall specify the services required by Party B and the binding principles, criteria and clauses and conditions under this annex.

3. Service payments

3.1 Party B shall pay Party A or Party A’s fiduciaries for service fees in a timely manner in accordance with the pricing and charging standards defined in this annex, the supplementary agreements of this annex (if any) and the execution documents.

3.2 If Party B fails to pay the relevant service fees as scheduled according to the provisions in this annex, the supplementary agreements of this annex (if any) and the execution documents, Party B shall pay Party A 0.05% of the overdue amount as fine for delaying payment every one (1) day (calendar day, hereinafter inclusive); if the payment is deferred for sixty (60) days, Party A may inform Party B in written form of the suspension of the service; if Party B fails to pay the relevant service fees within thirty (30) days upon the receipt of the written notification, Party A may declare the termination of the relevant services. However, the suspension or termination of the services will not affect the rights and obligations underway between the two Parties under this annex.

4. Priority

4.1 For the same service, if the clauses and conditions provided by independent third party for Party B are not superior to those provided by Party A, Party B shall give priority to Party A.

4.2 Party A shall make commitment to Party B that the conditions that Party A provide for the third party will not be superior to Party B concerning the same or similar services under this annex.

4.3 Party A has rights to provide services for the third party under the circumstances that services provided by Party A for Party B under this annex will not be affected.

5. Transaction Caps

In 2014, 2015 and 2016, the transaction caps for the integrated services provided by Party A to Party B shall be RMB 1 billion yuan, and those for the integrated services provided by Party B to Party A shall be RMB 200 million yuan.

Annex VIII: Shared Services

1. Contents of services

Party A and Party B agree to provide or receive relevant services from each other based on the clauses and conditions agreed upon under this annex, including (but not limited to): (1) the Headquarter HR service provided by Party B for Party A; (2) the services of business support center (BSC) provided by the two Parties for each other and the hosting service related to the services in the Article 1 (1) and (2) provided by Party B for Party A; (3) other shared services such as sites and the Headquarters’ listed service provided by Party A for Party B.

2. Headquarter HR service

The HR services offered by Party B for Party A include shared service of administrative personnel and business operational management personnel at the Headquarter and the hosting management of Party A’s businesses, finance and personnel.

3. BSC Services

3.1 BSC services provided by Party B for Party A include:

(1) Collecting the data on international communication services, billing and generation of the monthly account and account checking and settlement with overseas operators;

(2) Collecting and distributing the roaming data about the whole network-based services, including but not limited to the smart network (such as 300 and 800), IP cards, PHS SMS and generation the inter-province roaming statement of accounting;

(3) Settlement with other domestic operators or settlement entities for the whole network;

(4) Intra-network settlement;

(5) Providing statistical reports on business data for the associated units of Party A;

(6) VoIP and 167 billing for the original Jitong Network Communications Company Limited;

3.2 BSC services provided by Party A for Party B include:

(1) Producing and issuing telephone cards and IC cards on the backbone smart networks of Party A (hereinafter referred to as telecommunication cards), including identifying qualifications of, evaluating and managing card providers and relevant raw materials providers; organizing the bidding among card providers and signing framework agreement on telecommunication cards procurement; overseeing the contracts execution by manufacturers and provincial companies; formulating the annual theme plan of telecommunication cards; according to the theme plan, organizing the subscription and production of telecom cards by provincial companies; signing, executing the contracts on code cards of Party A and organizing their production.

(2) Managing telecom cards service, including development of the regulations on production of telecom cards and graphic design; gathering statistical data on cards business for operational analysis.

3.3 Obligations of the Parties

(1) Party B is obligated to complete the international settlement, inter-network settlement and inter-province settlement of all services in a timely and accurate manner pursuant to the rules about international settlement, inter-network settlement and inter-province settlement introduced by the competent agency of communication industry of the State Council and report to Party A as required.

(2) Party A is obligated to complete the design, production and management of the valued cards according to the required time limit, quantity and quality, which are agreed upon between the two Parties.

(3) Party A shall meet and complete other business demands presented by Party B on time based on the business system and network capabilities.

4. Use of site

4.1 Purpose of site use

(1) Party A agrees to provide its site, No. 21 office building located at the Financial Street, Xicheng District, Beijing (including air conditioners, power supply, utilities equipment and other relevant auxiliary facilities within), for Party B according to Party B’s demand.

(2) Party B takes the above-mentioned site as its main working place.

4.2 Commitment and guarantee. Party A guarantees that it has right to provide the above-mentioned site for use (including air conditioners, power supply, utilities equipment and other relevant auxiliary facilities within) for Party B. If any third party, in any condition and for any reason, takes objection to Party A’s ownership and/or right of use with the above-mentioned site or assets, and hence Party B’s rights under this annex cannot be fulfilled or are subject to any harm, Party A agrees to undertake and pay all the losses incurred to Party B. Party A promises to provide Party B’s auditors with the accounting records about Party A and its associated personnel concerning the associated transaction.

5. Other shared services listed by the Headquarter

Party A provides Party B with other shared services listed by the Headquarter, such as advertisements, publicity, R&D, business reception, maintenance and repair as well as property management.

6. Cost sharing of shared services

Party A and Party B agree that costs incurred by the HR service provided for Party A from Party B, BSC services provided for each other, and sites and other shared services listed by the Headquarter (including depreciation of equipment and assets added for the shared service under this agreement and the actual rental fee, property management fee and labor cost) will be shared between the two Parties based on each other’s ratio of total assets (Among which, Party A’s total assets exclude those of its overseas subsidiaries and listed companies, the sharing ratio will be decided upon consultation after the two Parties offer total assets listed the their financial statements to each other and will be adjusted every year based on the change of the two Parties’ total assets ). The specific settlements will be jointly worked out by the two Parties.

7. Transaction Caps

In 2014, 2015 and 2016, the transaction caps for the shared services provided by Party A to Party B shall be RMB 500 million yuan, and those for the shared services provided by Party B to Party A shall be RMB 100 million yuan.